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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2003

Commission File number: 333-09678

PDVSA FINANCE LTD.

(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.
Caledonian House, P.O. Box 1043
George Town, Grand Cayman

Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No         X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No         X

INCORPORATION BY REFERENCE

        This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of PDVSA Finance Ltd. and Petróleos de Venezuela, S.A. (File No. 333-65454) as amended, first filed with the U.S. Securities and Exchange Commission on July 19, 2001.

PDVSA FINANCE LTD.

        This report on Form 6-K contains the unaudited financial statements of PDVSA Finance Ltd. for and as of the nine months ended September 30, 2003.

DEFINED TERMS

        Some of the terms used in this document and not otherwise defined herein shall have the specific meanings ascribed to them in the Receivables Purchase Agreement, dated as of April 27, 1998, among PDVSA Finance Ltd., PDVSA Petróleo, S.A. and Petróleos de Venezuela, S.A (the "Receivables Purchase Agreement"). These terms include "receivable," "eligible customer," "designated customer," "eligible receivable" and "purchased receivable." References to "oil" and "product," as applied to oil and petroleum products of Petróleos de Venezuela, S.A. are also defined in the Receivables Purchase Agreement.

        The Receivables Purchase Agreement was filed with the U.S. Securities and Exchange Commission on November 27, 1998, as Exhibit 10.1 to the Registration Statement on Form F-4 of PDVSA Finance Ltd. and Petróleos de Venezuela, S.A (Commission File No. 333-9678) (the "1998 Registration Statement").

        As used in this report, references to "dollars" or "$" are to the lawful currency of the United States. When used in this report, the terms "we," "our,""us" and "PDVSA Finance," refer to PDVSA Finance Ltd, the term "Petróleos de Venezuela" refers to Petróleos de Venezuela, S.A., the term "PDVSA Petróleo" refers to PDVSA Petróleo, S.A. and its predecessor, and the term "PDVSA" refers to Petróleos de Venezuela and its consolidated subsidiaries.

GENERAL INFORMATION

        As sales to designated customers by PDVSA Petróleo fluctuate over time, the information herein is not necessarily indicative of future sales.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

        This report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Operating and Financial Review and Prospects" are forward-looking statements. Such statements are subject to certain risks and uncertainties, such as changes in import controls or import duties, levies or taxes in international markets and changes in prices or demand for products produced by PDVSA Petróleo or its subsidiaries or affiliates in international markets as a result of competitive, economic and other factors. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, we cannot assure you that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements.

PDVSA FINANCE LTD.

INDEX TO FINANCIAL STATEMENTS

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A.)

Balance Sheets

(In thousands of U.S. dollars)

	September 30, 2003	December 31, 2002
	(Unaudited)
Assets
Current assets
Cash and cash equivalents (note 2f)	100,000	450,974
Liquidity account (note 3)	164,345	161,125
Interest on cross-currency swap	588	—
Current purchased accounts receivable (includes 811,379 due from affiliates at September 30, 2003 and 266,385 at December 31, 2002, respectively) (note 4)	1,303,877	435,944
Rights to future (ungenerated) purchased accounts receivable (note 4)	2,503,007	3,214,181
Cross-currency swap (note 5)	2,309	—

Total assets	4,074,126	4,262,224

Liabilities and Shareholder's Equity
Current liabilities
Current portion of long-term debt	357,014	351,265
Accrued interest payable	31,310	32,937
Deferred income	4,212	5,952
Accruals and accounts payable	4,084	2,260
Current income tax payable (note 8)	13,707	19,522
Deferred income tax (note 8)	3,682	3,612

Total current liabilities	414,009	415,548
Long-term liabilities
Long-term debt (note 6)	2,740,186	2,994,826
Cross-currency swap (note 5)	—	8,742

Total liabilities	3,154,195	3,419,116

Shareholder's equity
Capital stock (note 9)	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	419,931	343,108

Total shareholder's equity	919,931	843,108

Total liabilities and shareholder's equity	4,074,126	4,262,224

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A.)

Statements of Income

(Unaudited)
(In thousands of U.S. dollars)

	Nine-months ended
	September 30, 2003	September 30, 2002
Revenues
Income from discount on purchased accounts receivable (note 2c)	278,329	291,499
Other income	4,140	2,626

Total revenues	282,469	294,125
Interest expense (note 6)	(192,169)	(210,272)
Foreign exchange loss (note 2g)	(5,853)	(16,479)
Gain on cross-currency swap	11,051	19,140
General and administrative expenses (note 7)	(4,898)	(5,786)

Income before income taxes	90,600	80,728
Income tax expense (note 8)	(13,777)	(14,429)

Net income	76,823	66,299

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A.)

Statement of Changes in Shareholder's Equity

(In thousands of U.S. dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 2002	200,000	300,000	343,108	843,108
Net income(unaudited)	—	—	76,823	76,823

Balances at September 30, 2003 (unaudited)	200,000	300,000	419,931	919,931

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A.)

Statements of Cash Flows

(Unaudited)

(In thousands of U.S. dollars)

	Nine-month period ended
	September 30, 2003	September 30, 2002
Cash flows from operating activities
Net income	76,823	66,299
Items not requiring cash
Deferred income tax	70	(825)
Unrealized foreign exchange loss	13,831	16,637
Gain on cross-currency swap	(11,051)	(19,140)
Change in assets and liabilities
Uncollected discount on purchased accounts receivable	(69,695)	(67,866)
Accrued interest payable	(1,626)	(854)
Accruals and accounts payable	1,823	(286)
Current income tax payable	(5,815)	(508)

Net cash flows provided by (used in) operating activities	4,360	(6,543)

Cash flows from investing activities
Liquidity account	(1,262)	(61,595)
Collection of accounts receivable, net of discounts collected	5,777,313	6,648,241
Purchases of accounts receivable	(5,867,693)	(6,317,218)

Net cash flows provided by (used in) investing activities	(91,642)	269,428

Cash flows from financing activities
Repayment of debt	(263,692)	(197,891)

Net cash flows used in financing activities	(263,692)	(197,891)

Cash and cash equivalents
Net change for the period	(350,974)	64,994
At beginning of the period	450,974	35,006

At end of the period	100,000	100,000

Supplemental disclosure
Cash paid during the period for
Interest	193,795	211,304
Income tax	14,082	12,799

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A.)

Notes to the Financial Statements

(Unaudited)

(1)   Incorporation and Operations

  PDVSA Finance Ltd. (the Company) was incorporated on March 18, 1998 (inception), under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petróleos de Venezuela, S. A. (PDVSA), the national oil company of the Bolivarian Republic of Venezuela.

  PDVSA Finance is the principal vehicle for corporate financing of PDVSA. The Company raises capital through transactions in selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo, S. A., together with its predecessor PDVSA Petróleo y Gas, S. A., ("PDVSA Petróleo"), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the RPA) dated April 27, 1998 among the Company, PDVSA and PDVSA Petróleo.

  Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petróleo certain current and future accounts receivable (Eligible Receivables) generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers (Designated Customers). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables), plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA Petróleo of its obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

  All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petróleo to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

(2)   Significant Accounting Policies

  The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

    (a) Statement of Compliance

    The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) (formerly known as International Accounting Standards or IAS) adopted by the International Accounting Standards Board (IASB). The interim financial statements have been prepared in accordance with and comply with IAS 34 "Interim Financial Reporting."

    (b) Basis of Presentation

    The financial statements are presented is U.S. dollars. They are prepared on a historical cost basis that approximates fair value in the case of cash and cash equivalents, liquidity account, current purchased accounts receivable and rights to future purchased accounts receivable. The cross-currency swap is carried at fair value. Accounting policies are consistent with those used in the previous periods.

    (c) Revenue Recognition

    Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

      •
      Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

      •
      Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as deferred income.

      •
      The total amount of the discount on each purchased Eligible Receivable (i.e. the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At September 30, 2003 and December 31, 2002, the discount rate was 8.65%, and 8.52%, respectively.

    (d) Deferred Income Tax

    The Company defers income tax related to revenue earned but which has not been collected.

    (e) Use of Estimates

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

    (f) Cash Flows

    Cash equivalents amounted to $100,000 thousand and $450,850 thousand at September 30, 2003 and December 31, 2002, respectively. For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of three months or less.

    (g) Foreign Currency Transactions

    Transactions in foreign currency are recorded in dollars at the rate of exchange at the dates of the transactions. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translation of assets and liabilities denominated in foreign currencies are included in the statement of income.

    (h) Segment Reporting

    The Company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

    (i) Reconciliation to Accounting Principles Generally Accepted in the United States (U.S. GAAP)

    The Company's financial statements are prepared in accordance with IFRS. As of September 30, 2003 and December 31, 2002 and for the nine-month periods ended September 30, 2003 and 2002 there were no material differences between U.S. GAAP and IFRS affecting our reported net income or shareholder's equity in the financial statements.

    All proceeds from our issuances of debt, net of debt issuance costs, are transferred to PDVSA Petróleo for the purchase of eligible accounts receivables under the RPA. Pursuant the RPA, the costs of such debt issuances are born by PDVSA through adjusting the formula for receivables allocable to the company in exchange for the net proceeds from debt issuance. Under U.S. GAAP such amounts would be reported as an adjustment to borrowing cost, and are not significant.

(3)   Liquidity Account

  Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement), dated May 14, 1998, among the Company, JPMorgan Chase Bank, as Fiscal Agent, and J.P.Morgan Bank Luxembourg S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account." Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At September 30, 2003 and December 31, 2002, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

(4)   Current and Future Purchased Accounts Receivable

  Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid by the Company to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs. The Company's rights to such future (ungenerated) purchased accounts receivable effective represent a lending arrangement between the Company and PDVSA Petróleo, which arrangement would terminate upon delivery in the future by PDVSA Petróleo of such accounts receivable when generated. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced toward payments of Eligible Receivables (see notes 5 and 11). PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo without regard to any concentration limit by Designated Customers.

(5)   Financial Instruments

  The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are held in money market funds and time deposits currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petróleo's failure to perform certain of its covenants under the RPA the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petróleo's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petróleo's generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo. Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no charge-offs during the nine-month periods ended September 30, 2003 and 2002. At September 30, 2003 and December 31, 2002, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

  On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200,000 thousand 6.250% notes due 2002 through 2006 issued on April 8, 1999. The agreement provides protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contains a knock-in provision, which eliminates protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

  The cross-currency swap has been recorded at its fair value at September 30, 2003 and December 31, 2002. The cross-currency swap does not qualify for hedge accounting treatment under IAS 39 or SFAS No. 133, as amended. As a result the Company does not account for this derivative as a hedge contract and changes in the fair value of this derivative subsequent to January 1, 2001 are recorded in the Company's statement of income. The fair value of the cross-currency swap at September 30, 2003 and 2002 was $2,309 thousand and $(18,440) thousand, respectively, and the resulting change in the fair value amounted to unrealized gains of $11,051 thousand and $19,140 thousand for the nine-month period ended September 30, 2003 and 2002, respectively, which is recorded in the statement of income.

(6)   Long-Term Debt

        Long-term debt is summarized as follows:

	September 30, 2003	December 31, 2002
	(Expressed in thousands)
6.450% Notes due 2002 through 2004	100,000	250,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	52,800	127,200
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	146,400	170,891
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	500,000	500,000

	3,097,200	3,346,091
Less current portion of long-term debt	(357,014)	(351,265)

Total long-term debt	2,740,186	2,994,826

        On May 14, 1998, the Company issued $1,800,000 thousand of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

        On November 10, 1998, the Company incurred $260,000 thousand of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of $13,000 thousand, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The notes were purchased at par value by PDV America, Inc. (PDV America), an indirect wholly owned subsidiary of PDVSA.

        On April 8, 1999, the Company issued $1,000,000 thousand of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200,000 thousand ($146,000 thousand and $171,000 thousand as of September 30, 2003 and December 31, 2002, respectively) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

        The $1,000,000 thousand notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged $1,000,000 thousand aggregate principal amount of the new notes for an equal aggregate principal amount of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

        On July 2, 1999, the Company incurred $38,000 thousand of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of $4,750 thousand, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

        On November 16, 2001, the Company issued $500,000 thousand 8.50% unsecured notes, maturing on November 16, 2012. Interest is payable quarterly on February 16, May 16, August 16 and November 16, of each year. The principal is due in equal quarterly installments equal to 11 1/9% of the original principal amount of the notes, beginning November 16, 2010.

        The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the total liabilities to equity ratio shall not be greater than 7 to 1 and that, as of certain dates of determination, the Company will maintain a debt service coverage ratio of at least 4 to 1, and the net proceeds will be applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the RPA.

        The Company is also subject to the following covenants:

  •
  To deliver periodically to the Trustee certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables.

  •
  To deliver to the Trustee unaudited quarterly financial statements within 60 days after the last day of the first three quarters of each fiscal year, and

  •
  To deliver to the Trustee annual audited financial statements within 120 days after the last day of each fiscal year.

        The Company has 60 additional days to file the required information with the Trustee before there is an Event of Default under the Indenture.

(7)   Transactions with Shareholder and Affiliated Companies

        PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services.

        PDVSA Finance Ltd. purchased Eligible Receivables equal to $5,439,000 thousand and $4,407,000 thousand from affiliated companies during the nine-month periods ended September 30, 2003 and 2002, respectively.

        Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo, acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA Petróleo (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement). During the nine-month periods ended September 30, 2003 and 2002, the Company incurred $4,781 thousand and $5,497 thousand, respectively, of fees payable to the Servicer under the Servicing and Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during these respective periods the Company incurred $15 thousand and $23 thousand of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the "Investment Manager").

        At September 30, 2003 and December 31, 2002 the Company accrued expenses of $4,212 thousand and $2,207 thousand due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

(8)   Income Taxes

        The Company is exempt from taxes under the law of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin. Income tax expense on revenues earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are deferred. The deferred income tax liability at September 30, 2003 and December 31, 2002 relates exclusively to such discounts.

        Income tax expense (benefit) comprises the following:

	Nine-month period ended September 30,
	2003	2002
	(Expressed in thousands)
Current	13,707	15,254
Deferred	70	(825)

	13,777	14,429

(9)   Shareholder's Equity

        The authorized share capital of the Company consists of 200 million ordinary shares of $1.00 par value each, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

(10) Commitments and Contingencies

        In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petróleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petróleo's crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petróleo. Neither the Bolivarian Republic of Venezuela, PDVSA and PDVSA Petróleo, nor any of PDVSA's other subsidiaries in any way guarantees payment of the purchased Eligible Receivables.

An action was filed against PDVSA, PDVSA Petróleo, S.A., PDVSA Finance Ltd. PDV América, PDV Holding and Citgo Petroleum Corporation on April 11, 2003, in a federal district court in Denver, Colorado. The plaintiff is a U.S. oil and gas exploration and production company that has allegedly entered into an exclusive offshore license agreement with the government of Grenada to explore, develop, produce and market oil and/or natural gas in 4.75 million offshore acres between Grenada and Venezuela. The plaintiff alleges that PDVSA has interrupted and otherwise interfered with its ability to develop and market Grenada's oil and natural gas resources in violation of the U.S. antitrust laws. The plaintiff seeks damages in an amount to be established at trial that it believes should exceed $100 million. The companies deny the allegations and complaint and intend to contest the case vigorously if it proceeds, and the management and their legal counsel believe that the companies have substantial defenses. By the time of issuance of this document, the plaintiff has withdrawn its action against PDVSA Finance Ltd.

(11) Significant Agreements

        The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

  (a) The Receivables Purchase Agreement

  Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petróleo, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petróleo (as adjusted) plus 50 basis points (see note 2(c)).

  Covenants

  PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30o API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables generated from sales of crude oil of less than 30o API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

  Guarantees

        PDVSA has guaranteed the performance by PDVSA Petróleo of its obligations under the RPA.

  Repurchase of Receivables

  PDVSA Petróleo shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables, or (iii) right or obligation to substitute other Receivables for the purchased Receivables, except that PDVSA Petróleo may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred (Affected Receivables). If at any time PDVSA Petróleo shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

  Termination

  The RPA may be terminated by the parties at any time, after 90 days following notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

  (b) The Servicing and Collection Agency Agreement

  Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA Petróleo has been appointed to act as the Servicer.

  Duties of the Collection Agent

  Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA Petróleo as a result of the purchase of crude oil products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Eligible Receivables to the Company.

  Duties of the Servicer

  The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA Petróleo to the Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA Petróleo), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA Petróleo).

(12) Events Affecting the Shareholder (PDVSA)

        The PDVSA work stoppage in Venezuela during December 2002 and January 2003 resulted in significantly reduced operating levels in PDVSA. Crude oil production levels were reduced from around 3.3 million barrels per day (BPD) in November 2002 to an average of about 1.2 million BPD in December 2002 and an average of about 0.8 million BPD in January 2003. By April 2003, PDVSA's crude oil production levels returned to approximately 3.2 million BPD (including Orinoco Belt production), levels which have since been sustained. In December 2002, PDVSA gave notice of force majeure under its crude oil supply agreements. Since February 2003, PDVSA began to normalize its operations, including the delivery of crude oil and products to its customers under the conditions established in its supply agreements. The force majeure was lifted in March 2003.

(13) Subsequent Event

        As of November 28, 2003, the U.S. dollar/Euro exchange rate reached 1.20. As noted in note (5) above, the Company is party to a cross-currency swap agreement in respect of its Euro 200,000 thousand 6.250% notes due 2002 through 2006 that was issued on April 8, 1999.

        Due to the knock-in provision in the cross-currency swap agreement, which eliminates protection to the Company, in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if, during the term of the agreement, the U.S. dollar/Euro exchange rate reaches or exceeds 1.2, the effect on the financial statements for the nine-month period ended September 30, 2003 was to reduce net income by approximately $8,490 thousand.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.
Date: December 17, 2003	By:	/s/ AIRES BARRETO Name: Aires Barreto Title: President

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INCORPORATION BY REFERENCE
PDVSA FINANCE LTD.
DEFINED TERMS
GENERAL INFORMATION
FACTORS AFFECTING FORWARD-LOOKING STATEMENTS
PDVSA FINANCE LTD. INDEX TO FINANCIAL STATEMENTS
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.) Balance Sheets (In thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.) Statements of Income (Unaudited) (In thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.) Statement of Changes in Shareholder's Equity (In thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.) Statements of Cash Flows (Unaudited) (In thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.) Notes to the Financial Statements (Unaudited)
SIGNATURES